Exhibit 99.1

February 6, 2012

The Board of Directors

Home Loan Servicing Solutions, Ltd.

Walker House, 87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

Dear Members of the Board of Directors:

We understand that HLSS Holdings, LLC (“HLSS Holdings”), a Delaware limited liability company and a wholly owned subsidiary of Home Loan Servicing Solutions, Ltd., a Cayman islands exempted company (“HLSS”), is planning to purchase certain mortgage servicing assets owned by Ocwen Financial Corporation (“Ocwen”) and its affiliates (the “Transaction”) as set forth in the Master Servicing Rights Purchase Agreement (the “Purchase Agreement”), dated as of February 6, 2012, and the initial Sale Supplement, dated as of February 6, 2012 (the “Initial Sale Supplement” and, together with the Purchase Agreement, the “Agreement”), in each case between Ocwen Loan Servicing, LLC, as seller (“OLS”), and HLSS Holdings, as purchaser. Capitalized terms that are used but not otherwise defined herein shall have the meanings attributed to such terms in the Agreement. In connection with the Transaction, the Board of Directors of HLSS has requested that Mortgage Industry Advisory Corporation (“MIAC”) prepare this opinion (this “Fairness Opinion”) for the benefit of the directors and the shareholders of HLSS as to the fairness, from a financial point of view, of the Purchase Price to be paid by HLSS Holdings to OLS pursuant to the Agreement. The Purchase Price will be based on the unpaid principal balance of the mortgage loans and the book value of the outstanding servicing advances and other assets related to the Transferred Assets on the closing date. All of the analyses prepared by MIAC in this Fairness Opinion relate solely to the Transaction, and no opinion is rendered or may be inferred as to (i) any other transaction undertaken by HLSS or its subsidiaries or (ii) HLSS management, operations, finances or other aspects of its business.

This Fairness Opinion, any analyses included herein and any summaries thereof must be considered as a whole. Extracting portions of this Fairness Opinion out of context or relying on information in tables, charts or graphs, without considering the analysis or information in context, the purpose, the assumptions therein and any qualifications included may create an incomplete or distorted view of this Fairness Opinion. More appropriately, MIAC based this Fairness Opinion on its professional judgment and experience after considering the results of all of its analyses of the Transaction.

The numerical order in the list of analytical tasks performed below, and any other list found herein, does not represent the relative importance or weight given to those tasks performed by MIAC. MIAC analysis was based on a discounted cash flow method (“DCF”). The DCF method is a widely used best practices approach to estimating the future cash flow projections and discounting them using a weighted average discount rate to arrive at the present value of the related assets. The DCF method is the best practices valuation method utilized in valuing Mortgage Servicing Rights (“MSR’s”) in the mortgage industry. Other

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standard business valuation methods such as comparable recent transactions and replacement cost method have significant shortcomings and are not practiced by participants in the mortgage servicing industry when performing comparable valuations. Anticipated MSR portfolio cash flows can vary significantly due to different mortgage borrower attributes and mortgage real estate collateral types, which make these other methods less effective than the DCF method. Nevertheless, information regarding recent market transactions of similar portfolio components and alternative cost structures are embedded in the discount cash flow method. We believe that the methodologies and analyses used to value Rights to MSRs are substantially similar to those used in connection with the valuation of mortgage servicing rights. As a result, we do not believe that the structure of the Transaction has a material impact on our assessment of the fairness, from a financial point of view, of the Purchase Price to be paid by HLSS and its subsidiaries with respect to the Transaction.

We estimated the fair value of the Rights to MSRs, servicing advances and other Transferred Assets related to the Transaction utilizing assumptions that we believe are reasonable and consistent with mortgage servicing industry best practices. The most significant assumptions in evaluating the Purchase Price and the Transaction are estimates of the prepayment speed and delinquency rates applicable to the mortgage loan portfolio underlying the Rights to MSRs, both of which are based on historical data and available market information. Other assumptions were utilized in the DCF method, including the following:

-	Discount Rates reflecting the yield requirements of future income streams from the Rights to MSRs and mortgage servicing rights (“MSRs”) ranging from 14.00% to 22.00%.

-	Interest Rates used for calculating the cost of funding servicing advances of 1-Month LIBOR + 4.00%.

-	Mortgage loan prepayment projections ranging from 12.00% to 25.00% of the related mortgage lifetime projected prepayment rate.

-	Delinquency rate projections ranging from 15.00% to over 35.00% of the aggregate unpaid balance of the underlying mortgage loans.

MIAC reviewed the collateral attributes and the historical payment performance of the mortgage loans underlying the Rights to MSRs and compared it with similar mortgage loan portfolios and with standard industry mortgage performance benchmarks to arrive at the assumptions set forth above. The selected collateral attributes and performance comparisons MIAC utilized were the voluntary prepayment performance, delinquency and foreclosure performance, operational cost comparison, average loan balance, weighted average coupon and note rate distribution, loan product type classification, geographic distribution, and servicing advance behavior.

Below are our findings and analysis for each of the metrics we considered in connection with this Fairness Opinion:

Advance Rate. In reviewing the HLSS portfolio, MIAC concluded that HLSS portfolio advance rate were significantly lower than the market average for portfolios with similar mortgage collateral attributes. The general range for servicing advance rates for similar loan collateral in the mortgage industry was 24% to

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83% of the outstanding number of loans in the portfolio. On average, the servicing advance rates for the HLSS portfolio were between 35% and 48%, which was in the upper quartile of industry averages. Similarly, the outstanding advances as a percentage of unpaid principal balance for the HLSS portfolio have been declining over time and, as of December 31, 2011, were estimated to be approximately 3.0% of the unpaid principal balance of the mortgage loans in that portfolio. In our industry survey, we found similar mortgage collateral portfolios have servicing advance ratios to unpaid principal balance of mortgage loans in that portfolio of 4.8% to 8.3%. The servicing advances will be the largest asset class in the Transaction, and within the evaluation of the purchase price of the Rights to MSRs, we are making the assumption that servicing advances and other assets would be purchased and realized at book value.

Servicing Advance Funding Rates. MIAC reviewed servicing advance funding rates and surveyed financial institutions finding funding rates ranging from 0.25% to over 5.00%. Banking institutions with a solid deposit base and strong capital levels were able to fund their servicing advances at the lower end of the range while non-banking institutions were in the upper end of the range. As of December 31, 2011, the HLSS portfolio funding advance rate was approximately 4.25%, which is consistent with our expectations for non-banking institutions.

Prepayment Speeds. Prepayment performance was another metric reviewed by MIAC. In general, current purchasers have utilized long term prepayment projections that have been modestly faster than current actual prepayment performance. Utilizing faster prepayment projections than actual performance results in lower MSR asset valuation as servicing fee income, which is the major driver of the MSR revenue streams, will be reduced by having fewer loans being serviced in the DCF projections. In our review of the historical data of the HLSS portfolio, the following tables list the actual annualized prepayment performance of the HLSS portfolio for the two prior years. MIAC used projected long term prepayment assumptions that were approximately 20% to 25% faster than this recent historical behavior of the HLSS portfolio.

Quarter Ending	Aggregate Prepayment Speed (Annualized)
31-Mar-10	17.70%
30-Jun-10	17.80%
30-Sep-10	14.60%
31-Dec-10	13.60%
31-Mar-11	15.40%
30-Jun-11	14.10%
30-Sep-11	15.60%
31-Dec-11	15.10%

We arrived at a prepayment speed range of 12%-22% based on the factors outlined above, and thus the prepayment rates of the HLSS portfolio of 19.8% fall within that range.”

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Mortgage Type. Mortgage type was another metric reviewed by MIAC.

Mortgage Type	Number of Loans	Total Unpaid Principal Balance (dollars in millions)	Percent of Total Loans	Percent of Unpaid Principal Balance
ARMS	33,767	$6,083	34.6%	38.9%
Fixed Rate	63,951	9,537	65.4%	61.1%
HLSS Totals	97,718	$15,620	100.0%	100.0%

MIAC evaluated the HLSS mortgage type distribution of Fixed Rate and Adjustable Rate Loans underlying the Initial MSR’s. The mortgage type distribution was within a reasonable range based on our findings for similar industry averages.

Discount Rates. Discount rates in the MSR markets are based on such factors as the liquidity of the market, the credit risk of the underlying mortgage loans and the required rate of return of buyers of similar collateral MSRs. MIAC utilized industry best practice assumption discovery methods to determine appropriate discount rates. MIAC determined market discount rates based on MSR servicing transactions that MIAC valued, advised, or brokered, and this determination included discussions with our MSR clients, our MSR sales transaction group, and MIAC’s MSR Valuation Committee. Additionally, various market consensus surveys were utilized in deriving the base discount rates, including MIAC’s Generic Servicing Assets survey. In general, lower discount rates are applied for higher credit quality portfolios, and higher base discount rates are generally applied to lower credit quality collateral. The HLSS portfolio components were discounted at appropriate risk-adjusted discount rates, and MIAC employed discount rates on the higher range of our assumptions for the overall portfolio.

We arrived at an overall discount rate range of 14%-22% based on the factors outlined above, and thus the discount rate of the HLSS portfolio of 20.3% falls within that range.

Origination Year. Below is a comparison of HLSS origination year distribution compared to our benchmark portfolio with similar collateral:

Origination Year (HLSS)	Percent of Total Loans	Percent of Unpaid Principal Balance (mm)
Prior to 2005	28.5%	23.5%
2005	30.2%	29.9%
2006	34.9%	39.3%
2007	6.4%	7.3%
2008	0.0%	0.0%

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Origination Year (MIAC Benchmarks)	Percent of Total Loans	Percent of Unpaid Principal Balance (mm)
Prior to 2005	32.1%	21.3%
2005	25.9%	27.2%
2006	36.2%	42.7%
2007	5.8%	8.6%
2008	0.0%	0.2%

In review of the HLSS Origination Year information, MIAC concludes that the HLSS origination year distribution falls within a reasonable range consistent with our benchmarks of similar MSR portfolios.

Operational Costs. Operational costs were evaluated and compared with MIAC industry best practice assumption methods to determine appropriate servicing costs. Servicing costs were adjusted based on mortgage type and by delinquency profile separating performing loans (current or less than ninety days delinquent) and non-performing loans (greater than ninety days delinquent using ABS delinquency calculation methods). In general, the HLSS operational costs were at the lower end of the range of servicing costs for both performing and non-performing loans for similar MSR portfolios. MIAC concluded that the servicing cost of the HLSS portfolio falls within a reasonable range of servicing costs with its peers.

Delinquency Rates. MIAC evaluated the delinquency status of the HLSS portfolio and categorized as follows using the ABS delinquency calculation method.

Delinquency Status	Number of Loans	Total Unpaid $ Principal Balance (mm)	Percent of Total Loans	Percent of Unpaid Principal Balance (mm)
Current	69,803	10,349	71.4%	66.3%
Delinquent *
Delinquent 30-59 days	4,968	766	5.1%	4.9%
Delinquent 60-89 days	1,246	205	1.3%	1.3%
Delinquent 90 days or more	2,402	403	2.5%	2.6%
Borrower has filed for bankruptcy	4,859	797	5.0%	5.1%
Forebearance	1,603	333	1.6%	2.1%
Foreclosure	9,696	2,098	9.9%	13.4%
Real Estate Owned (property has been foreclosed)	3,141	669	3.2%	4.3%

HLSS Totals	97,718	15,620	100.0%	100.0%

*	Does not include foreclosures and bankruptcies

MIAC concluded that the delinquency rate of the HLSS portfolio was within the range that we estimated on similar portfolios where delinquency rates ranged from 15% to over 35%.

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Geographic Distribution. MIAC evaluated the geographic distribution of the HLSS as depicted in the chart below. The geographical distribution and state concentration averages of California, Texas, Florida, New York, and Illinois in the HLSS MSR portfolio is consistent with industry averages for similar portfolios.

State	Number of Loans	Total Unpaid $ Principal Balance (mm)	Percent of Total loans	Percent of Unpaid Principal Balance (mm)	State	Number of Loans	Total Unpaid $ Principal Balance (mm)	Percent of Total loans	Percent of Unpaid Principal Balance (mm)
Alabama	859	$80	0.9%	0.5%	Nebraska	396	35	0.4%	0.2%
Alaska	97	14	0.1%	0.1%	Nevada	1,129	207	1.2%	1.3%
Arizona	2,311	322	2.4%	2.1%	New Hampshire	378	68	0.4%	0.4%
Arkansas	542	47	0.6%	0.3%	New Jersey	2,670	643	2.7%	4.1%
California	13,261	3,556	13.6%	22.8%	New Mexico	384	47	0.4%	0.3%
Colorado	1,438	213	1.5%	1.4%	New York	6,127	1,661	6.3%	10.6%
Connecticut	1,417	262	1.5%	1.7%	North Carolina	1,761	182	1.8%	1.2%
Delaware	346	55	0.4%	0.4%	North Dakota	46	4	0.0%	0.0%
Florida	9,886	1,510	10.1%	9.7%	Ohio	3,921	373	4.0%	2.4%
Georgia	2,715	324	2.8%	2.1%	Oklahoma	836	72	0.9%	0.5%
Hawaii	709	209	0.7%	1.3%	Oregon	795	128	0.8%	0.8%
Idaho	284	32	0.3%	0.2%	Pennsylvania	3,975	454	4.1%	2.9%
Illinois	4,569	666	4.7%	4.3%	Rhode Island	392	74	0.4%	0.5%
Indiana	1,984	174	2.0%	1.1%	South Carolina	1,041	105	1.1%	0.7%
Iowa	500	43	0.5%	0.3%	South Dakota	50	5	0.1%	0.0%
Kansas	463	41	0.5%	0.3%	Tennessee	2,146	196	2.2%	1.3%
Kentucky	704	67	0.7%	0.4%	Texas	11,617	1,048	11.9%	6.7%
Louisiana	1,572	144	1.6%	0.9%	Utah	513	72	0.5%	0.5%
Maine	394	57	0.4%	0.4%	Vermont	58	9	0.1%	0.1%
Maryland	2,438	509	2.5%	3.3%	Virginia	1,562	273	1.6%	1.7%
Massachusetts	1,998	457	2.0%	2.9%	Washington	1,893	340	1.9%	2.2%
Michigan	2,805	290	2.9%	1.9%	Washington D.C.	138	35	0.1%	0.2%
Minnesota	1,084	164	1.1%	1.0%	West Virginia	169	16	0.2%	0.1%
Mississippi	812	68	0.8%	0.4%	Wisconsin	966	115	1.0%	0.7%
Missouri	1,381	131	1.4%	0.8%	Wyoming	69	9	0.1%	0.1%
Montana	117	14	0.1%	0.1%	Totals	97,718	$15,620	100.0%	100.0%

The foregoing quantitative information, to the extent that it is based on market data, is based on data as it existed on or before the date this Fairness Opinion was issued, and does not necessarily reflect the actual market or fair value on any date thereafter.

In connection with this Fairness Opinion, we have:

1)	Reviewed the financial information as included in the Registration Statement on Form S-1 (the “Registration Statement”) filed by HLSS with the U.S. Securities and Exchange Commission.

2)	Reviewed assorted financial projections and forecasts provided to us by the management of Ocwen related to Ocwen’s business as it relates to the HLSS portfolio.

3)	Utilized DCF methodology consistent with methods described above, industry best practices and MIAC’s Assumption Discovery Procedures.

4)	Examined certain publicly available information that we deemed appropriate.

5)	Reviewed information in the form of written communications and electronic media, as well as meetings and discussions with members of the future HLSS management team relating to the projected operating and financial performance of HLSS.

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6)	Compared the historical portfolio delinquency and the involuntary and voluntary prepayment performance of the assets to be acquired in the Transaction with historical portfolio performance of peers, as described above.

7)	Performed other such financial studies, analyses and investigations and considered other such factors as we have deemed appropriate.

8)	The analysis, information, assumption discovery methods, and price discovery methods were reviewed and approved by MIAC’s MSR Valuation Committee.

The analyses are based on assumptions set forth herein and such assumptions are an integral part of the analyses and conclusions. The conclusions contained herein are conditioned upon such information (whether written or oral) as being accurate and complete. MIAC neither attempted independently to verify such information nor assumed any responsibility to do so.

With respect to projections of future performance, MIAC generally relied on best practice assumptions and information provided by the future HLSS management team and generally accepted industry best practices for valuing similar residential mortgage servicing assets.

With respect to HLSS’s future management’s forecasts, we have assumed that this data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future management of HLSS as to the future performance of HLSS. MIAC assumed that there would be no delays, limitations, conditions or restrictions imposed by HLSS, federal or state regulatory agencies or other entities that could have an adverse effect on the Transaction.

Except as otherwise expressed herein, this Fairness Opinion does not address the underlying business decision of HLSS or its subsidiaries to enter into the Transaction or the relative merits of the Transaction compared to any alternative which may have been available to HLSS or its subsidiaries.

This Fairness Opinion is based on the prevailing economic, market, and financial conditions and takes into account other conditions as in effect on, and the information made available to us as of the date hereof. This Fairness Opinion also represents MIAC’s experience in similar transactions, as well as our experience in asset valuation in general.

MIAC notes that actual events or results may differ materially from estimates and projections and the effect of such differences on the analyses contained herein may be material.

MIAC did not evaluate the solvency of any party to the Transaction under any state or federal laws relating to bankruptcy, insolvency or similar matters. This Fairness Opinion is not intended as and does not purport to provide accounting, tax or legal advice. Readers of this Fairness Opinion should consult their own financial, accounting, tax, legal and other professional advisors.

MIAC did not participate in negotiations with respect to the terms of the Transaction. In connection with this Fairness Opinion, we were not requested to and did not provide advice concerning the structure, the financial terms or any other aspect of the Transaction and we did not participate in negotiations with respect to the terms of the Transaction, including any credit facilities provided to HLSS. Consequently, we have assumed that such terms are the most beneficial terms from HLSS’s perspective that could be

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negotiated under the circumstances among the parties to the Transaction and no opinion is expressed as to whether any alternative transaction might produce consideration for HLSS in an amount in excess of that contemplated in the Transaction.

In connection with this Fairness Opinion, we have not considered any other transaction in which HLSS may be involved (with Ocwen, OLS or otherwise) other than the Transaction and we express no opinion with respect to any such other transaction regardless of whether or not we are aware of the same. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us and that such final form will not contain any terms less favorable to HLSS in the last draft reviewed by us.

MIAC does not express any opinion to the price or success of the price at which HLSS ordinary shares may trade after the culmination of the Transaction or to any other arrangement entered into by any employee or director of HLSS in connection with the Agreement. MIAC also does not express an opinion regarding the actual consideration that would be received by an open market sale of the assets being sold under the terms of the Transaction.

MIAC is acting as an independent specialist to HLSS in connection with the preparation of this Fairness Opinion and will receive an advisory fee for its services. MIAC’s advisory fee is not contingent upon the closing of the Transaction. In addition, MIAC has no current relationships with Ocwen or with HLSS or any of their respective officers or key personnel, other than through this engagement, which would impair our objectivity and independence in the performance of this Fairness Opinion. No part of our compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this Fairness Opinion.

Prior to the date of this Fairness Opinion, MIAC performed valuations of residential mortgage portfolios for Ocwen, for which it has received customary compensation. Both the management of HLSS and Ocwen have been apprised of this prior business relationship. The valuations consisted of MIAC’s Mortgage Servicing Rights DCF based valuation analysis on the HLSS portfolio.

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Based on our analysis and subject to the foregoing, we are of the opinion that, as of the date hereof, the Purchase Price for the assets acquired by HLSS and its subsidiaries in connection with the Transaction is fair, from a financial point of view, to HLSS.

We consent to the use of our name as an expert in the Registration Statement and to the filing of this Fairness Opinion as an exhibit to the Registration Statement.

Very truly yours,

MORTGAGE INDUSTRY ADVISORY CORPORATION

By:	/s/ Paul Van Valkenburg
Paul Van Valkenburg Principal

MORTGAGE INDUSTRY ADVISORY CORPORATION

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